                                                                Exhibit (b)(2)


AMENDMENT TO THE AGREEMENT IN PRINCIPLE BETWEEN ING AND VHBV RELATING TO THE ACQUISITION OF ACSYS, INC ("FALCON")


ING Bank Corporate Investments B.V. ("CI"), Vedior Holding B.V. ("VHBV") and Vedior N.V. ("VNV") have entered into the agreement in principle referred to above on April 13, 2000 (the "AIP") which they hereby amend as follows (capitalized terms having the meaning herein as given thereto in the AIP).

1. With respect to the steps to be taken on the Offer becoming unconditional but prior to the acceptance of the shares tendered:

          - CI will participate in the sharecapital of Bidco B.V. through is wholly owned subsidiary Entero B.V. ("Entero") and CI will fund Bidco B.V. with US$ 40 million in debt through Entero.

          - Bidco US will be funded by CI through Entero with $ 40 million of equity in exchange for common shares in Bidco US:

          -    The equity of Bidco US may be less or more than US$ 5000.

2.       With respect to the steps to be taken thereafter:

          - As to their shareholding in Bidco B.V., CI, through Entero, and VHBV will enter into a shareholders agreement.

3. As to the terms of the preferred shares and the convertible debt of Bidco B.V.

          - The conversion right will be in the form of an exchange right, pursuant whereto the exchangeable loan and the preferred shares may be sold and transferred by CI, through Entero, or, as the case may be, purchased and acquired by VNV.

4.       As to the management of Bidco B.V.:

          - The management may be conferred on an individual or legal entity not being a trust company.

5.       GENERAL

          -    All amounts expressed in US$ will be paid in Euro.

          - All reasonable costs incurred by Bidco US, Bidco B.V., CI and Entero in preparing the AIP, the other transaction documents and the filing thereof as well as any taxes due in connection with the set up of the structure contemplated hereby and with the transactions relating thereto (other than taxes incurred by CI, and/or Entero that are in the nature of corporate income taxes) will be borne by Bidco B.V., to be funded by VHBV.

          - In the preparation and negotiations of the AIP, CI has assumed that dividends paid by Bidco B.V. to Entero on preferred shares shall be exempt from taxation under relevant Dutch laws governing the taxation of dividends.

               Should this assumption prove incorrect, the parties shall then consult in good faith with each other in order to achieve a mutually acceptable solution with a view to maintaining the balance of this agreement.

               In such event, the parties undertake to attain such a solution within 10 (ten) business days as from the date on which the parties have been advised by KPMG Meyburg & Co. that no favourable tax ruling affirming the assumed exemption can be obtained.

Agreed by CI, VHBV and VNV on [25] May, 2000


ING Bank Corporate                        Vedior Holding B.V.
Investments B.V.
By:      _________________                By:     _________________

Name:                                     Name:


Vedior N.V.
By:      _________________

Name: